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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 06 2011
08 REGISTRATIONS BRANCH

OMB APPROVAL
OMB Number: 3235-0123 Expires: Estimated average burden hours per response. . .12.00

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66189

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wescom Financial Services, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

123 South Marengo Avenue
(No. and Street)

Pasadena (City) CA (State) 91101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Connie Knox, President & CEO 888-493-7266
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name - *if individual, state last, first, middle name)*

15233 Ventura Boulevard (Address) Sherman Oaks (City) CA (State) 91403 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cindy Law, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wescom Financial Services, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

By: Wescom Financial Services, LLC

Cindy Law

Signature

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ____
2 ____
3 ____
4 ____
5 ____
6 ____

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 31st (Date) day of August (Month), 2011 (Year), by

(1) Cindy Law (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ____________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature] (Signature of Notary Public)

CHERYL ELAINE ANDERSON
Commission # 1921563
Notary Public - California
Los Angeles County
My Comm. Expires Feb 4, 2015

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: 8/31/11 Number of Pages: 2

Signer(s) Other Than Named Above: ____________________

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

WESCOM FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Wescom Holdings, LLC)

FINANCIAL STATEMENTS
December 31, 2010

WESCOM FINANCIAL SERVICES
Pasadena, California

FINANCIAL STATEMENTS
December 31, 2010

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS'

Board of Directors
Wescom Financial Services, LLC
Pasadena, California

We have audited the accompanying statement of financial condition of Wescom Financial Services, LLC as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wescom Financial Services, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Sherman Oaks, California
February 22, 2011

WESCOM FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

	2010
ASSETS	
Current assets:	
Cash and cash equivalents	$ 1,037,848
Accounts Receivable	392,705
	1,430,553
Investment in CUSO Financial Services, LP	1,073,875
Prepaid expenses	76,091
	$ 2,580,519
LIABILITIES AND MEMBERSHIP CAPITAL	
Current liabilities	
Accounts payable and other liabilities	$ 296,844
Membership capital	2,283,675
	$ 2,580,519

See accompanying notes to financial statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Wescom Financial Services, LLC (Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of Financial Industry Reporting Authority, Inc. (FINRA). The Company was formed as a limited liability company on March 15, 2001. Its principal source of income is derived from commission fees. The Company is a wholly owned subsidiary of Wescom Holdings, LLC ("the Parent"). The Parent is the sole member of the limited liability company, as such, the member's liability is limited to its capital investment. The company was established primarily to provide brokerage services to members of Wescom Credit Union.

The Company received approval from the National Association of Securities Dealers, Inc., predecessor to the FINRA, to operate as a registered broker-dealer on February 7, 2004.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that Rule. Essentially the requirements of paragraph (k)(2)(ii) provide that the company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts to the customer and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Basis of Presentation: The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and Cash Equivalents consist of non-term share deposits in Wescom Credit Union and Western Corporate Federal Credit Union, a corporate credit union. The balances at Wescom Credit Union are insured by the National Credit Union Share Insurance Fund up to $250,000. At December 31, 2010 the Company had $1,011,471 on deposit at Western Corporate Federal Credit Union. All deposits at Western Corporate Federal Credit Union are 100% insured by the NCUA.

Income Taxes: Wescom Financial Services, LLC is a single member limited liability company and as such is not subject to federal and state income tax. Income or loss from the Company is passed through to its member. The Company is, however, subject to state taxes on gross receipts.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company is subject to U.S. federal income tax as well as income tax of the state of California. The Company is no longer subject to examination by taxing authorities for years before 2005.

(Continued)

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

NOTE 2 – CUSO FINANCIAL SERVICES, LP

The Company is a limited partner in CUSO Financial Services, LP, which provides broker-dealer and investment advisory services to credit union service organizations. The company owns 12 units, which approximates 4.76% ownership. The investment is accounted for under the equity method of accounting.

NOTE 3 – EMPLOYEE BENEFIT PLANS

The Company participates in Wescom Credit Union's 401(k) pension plan that allows employees to defer a portion of their salary into the 401(k) plan. The Company matches a portion of employees' wage reductions.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that net capital to aggregate indebtedness, both as defined, of not less than 6.67 percent. At December 31, 2010, the Company had net capital of $741,004, which was $721,214 in excess of its required net capital of $19,790. At December 31, 2010, the Company's aggregate indebtedness to net capital ratio was 0.40 to 1.

NOTE 5 - RELATED-PARTY TRANSACTIONS

The Company is charged by the parent credit union, Wescom Credit Union, for certain expense allocations, including the cost of office space and management support. These expenses, which are included in operations, totaled $1,339,303 for the year ended December 31, 2010. In addition, the Company has a payable of $5,653 to Wescom Credit Union at December 31, 2010.

The Company has $26,372 on deposit with Wescom Credit Union at December 31, 2010. The balance is fully insured by the National Credit Union Share Insurance Fund.